March 12, 2015

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Highwater Ethanol, LLC
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed January 28, 2015
File No. 0-53588

Dear Mr. Cash:

We are in receipt of your letter dated February 27, 2015 providing comments on our Form 10-K for the fiscal year ended October 31, 2014. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 1A. Risk Factors, page 13
We have signed a letter of intent with Butamax Advanced Biofuels, LLC ..., page 14

1.    We note your disclosure that you entered into a letter of intent with Butamax for the purpose of discussing the conversion of your ethanol facility into a biobutanol facility but have not entered into definitive agreements. However, your disclosure on pages 12, 13, 30, and 49 indicates that you have entered into definitive agreements with respect to Phase 1 of the project. We also note that in your December 2014 newsletter, filed as an exhibit to your Current Report on Form 8-K filed on December 3, 2014, you disclose information regarding Phase 1 and Phase 2 of the project. In future filings please revise this risk factor to include disclosure regarding the current status of the project with Butamax. Please also include similar disclosure elsewhere in the document, as applicable.

RESPONSE:

We have revised the risk factor and our disclosures regarding Butamax Advanced Biofuels, LLC to clarify the current status of the project in our quarterly report on Form 10-Q filed for the period ended January 31, 2015 and will include that risk factor and disclosures in future filings.

Risks Related to Ethanol Industry, page 15

2.    We are unable to locate any risk factor disclosure in your filing regarding the potential effects of declining prices of oil and gasoline and how those prices might impact ethanol prices. It's also unclear to what extent the Renewal Fuels Standard (RFS) allows ethanol producers to remain competitive in a declining oil and gasoline pricing environment. We note your disclosure on page 22 of your document which states that you believe changes in ethanol prices will be directionally consistent with changes in corn and "energy" prices. Please tell us whether your business is impacted by declining oil and gasoline prices and if so, please consider providing risk factor disclosures in future filings, that address risks to your business resulting from changes in oil and gasoline prices.

RESPONSE:

Domestic ethanol consumption is supported by the RFS for so long as the use requirements mandated by the RFS are upheld. However, our business could potentially be impacted somewhat by declining oil and gasoline prices as those could have a negative effect on ethanol demand by discouraging discretionary blending and dampening the ethanol export market. In addition, the price of ethanol could be negatively affected if the market adjusts in order to maintain the competitive position of ethanol in relation to gasoline. We have added a risk factor regarding the potential effects of declining oil and gasoline prices in our quarterly report on Form 10-Q filed for the period ended January 31, 2015 and will include that risk factor in future filings.

Item 8. Financial Statements and Supplementary Date, page 34

Note 1. Summary of Significant Accounting Policies, page 41
Equity Method investments, page 43

3.    Given that you have a 7% equity interest in your investments in each of RPMG and Lawrenceville Tank, please tell us how you determined that the equity method is the appropriate accounting treatment for each of your investments. Refer to ASC 323-10-15.

RESPONSE:

ASC 323-30-25 generally requires the use of the equity method of accounting for investments in partnerships if the investor has the ability to exercise significant influence over the investee. Investments in limited liability companies that maintain a specific account balance for each investor are viewed as similar to investments in limited partnerships pursuant to ASC 323-30-35-3. Both Renewable Products Marketing Group, LLC ("RPMG") and Lawrenceville Tank, LLC ("Lawrenceville Tank") are limited liability companies that maintain separate capital accounts for each investor and, therefore, we concluded that it is appropriate to look to guidance regarding investments in limited partnerships to determine the appropriate accounting method for our investment in each entity.

We determined that the equity method is the appropriate accounting treatment for our investments in both RPMG and Lawrenceville Tank based on our review of the criteria set forth in ASC 323-10-15-6.  We determined in both cases that we have the ability to exercise significant influence on RPMG and Lawrenceville Tank as we are represented on the board of directors of each entity and have the same board representation as the other thirteen investors in RPMG and seven other investors in Lawrenceville Tank, respectively.

We also considered guidance provided by ASC 323-30-S99-1 which requires the use of the equity method of accounting unless the investor has virtually no influence over partnership operating and financial policies.  Because our seven percent ownership in each entity exceeds the three to five percent ownership maximum investment set forth in the guidance that would allow a company to assume that it has a minor influence, we determined that this guidance further proved our decision that the equity method is the most appropriate accounting treatment for our investment in both entities.

In connection with our response to the comments contained in your letter dated February 27, 2015, our management hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lucas Schneider
Chief Financial Officer